EXHIBIT 99.4

Press Release

Share capital decrease by way of treasury shares cancellation

Paris, February 8, 2021 – On February 8, 2021, the Board of Directors, under the conditions set forth at the Extraordinary Shareholders’ Meeting of May 26, 2017, decided to decrease the share capital of TOTAL SE by way of cancellation of 23,284,409 treasury shares representing 0.88% of the share capital. These shares were repurchased from October 31, 2019 to March 9, 2020 within the framework of the $5 billion share buyback program over the 2018-2020 period decided by the Board of Directors on February 7, 2018 and then suspended by the Company as announced to the market on March 23, 2020.

After this cancellation of shares, the number of shares of TOTAL SE is 2,629,839,616, and the number of voting rights that can be exercised at the Shareholders’ Meeting is 2,784,247,543. The total number of voting rights attached to these 2,629,839,616 shares (referred to as ‘theoretical voting rights’) is 2,785,349,437, including the voting rights attached to the 1,101,894 treasury shares held by TOTAL SE, with a view to allocating them to share performance plans, and with no voting rights.

This transaction has no impact on the consolidated financial statements of TOTAL SE, the number of fully diluted weighted-average shares and earnings per share.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.